UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York , New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC

FORM 6-K

Motif Bio Initiates NDA Rolling Submission for Iclaprim and Provides Business Update

On April 3, 2018, Motif Bio plc (the “Company”) issued a regulatory news service announcement, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, announcing the initiation of a rolling submission of a New Drug Application (“NDA”) to the U.S. Food & Drug Administration (“FDA”) for iclaprim. The NDA submission is expected to be completed during the second quarter of 2018. The Company received correspondence from the FDA that a small business waiver has been granted for the NDA application fee, which is due upon submission of an NDA under the Prescription Drug User Fee Act. As a result, the Company did not have to pay the $2.4 million application fee for this NDA submission.

The Company continues to evaluate commercialization strategies for bringing iclaprim, if approved, to patients in the United States and elsewhere. For the U.S. market, the Company’s strategy is to continue to evaluate its options, which include partnering with a revenue-generating company or a late development-stage company in the hospital space, employing a commercial outsourcing company or building its own commercialization organization. The Company is in discussions with several potential partners and views partnering as its preferred strategy. However, there can be no certainty given as to the prospect of entering into an agreement with a partner, nor in relation to the timing or terms on which any such agreement may be made.

The Company plans to issue its 2017 full year financial results by April 10, 2018, including filing its U.S. Annual Report on Form 20-F and its U.K. Annual Report and Accounts.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for the Company’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for the Company’s product candidates, (iii) the Company's ability to successfully commercialize its product candidates, (iv) the Company’s ability to effectively market any product candidates that receive regulatory approval, (v) the Company's commercialization, marketing and manufacturing capabilities and strategy, (vi) the Company's expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of the Company's product candidates, (viii) the Company's ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) the Company's estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the U.S. Security and Exchange Commission's web site, www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements.

The information contained in this report on Form 6-K, except for the regulatory news service announcement attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1             Regulatory news service announcement issued by Motif Bio plc, dated April 03, 2018, entitled “Motif Bio Initiates NDA Rolling Submission for Iclaprim and Provides Business Update”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: April 3, 2018	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer